                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                            _______________________

                                 SCHEDULE 13G

                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO
                            FILED PURSUANT TO 13d-2

                      (Amendment No. ________________)/1/


                                 Maxygen, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   577776107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [_] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

____________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                              Forms
--------------------------------------------------------------------------------

----------------------------                               ---------------------
CUSIP No. 577776107                        13G               Page 2 of 11 Pages
----------------------------                               ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Technogen Associates, L.P.
     77-0466323

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [_]
                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
Number of Shares         5.  SOLE VOTING POWER                   Nil
                        --------------------------------------------------------
Beneficially Owned By    6.  SHARED VOTING POWER                 3,211,574
                        --------------------------------------------------------
Each Reporting Person    7.  SOLE DISPOSITIVE POWER              Nil
                        --------------------------------------------------------
With                     8.  SHARED DISPOSITIVE POWER            3,211,574
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,211,574
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                      [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                              Forms
--------------------------------------------------------------------------------

----------------------------                               ---------------------
CUSIP No. 577776107                        13G               Page 3 of 11 Pages
----------------------------                               ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Technogen Enterprises, L.L.C.
     77-0469459

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [_]
                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
Number of Shares         5.   SOLE VOTING POWER              Nil
                         -------------------------------------------------------
Beneficially Owned By    6.   SHARED VOTING POWER            63,198
                         -------------------------------------------------------
Each Reporting Person    7.   SOLE DISPOSITIVE POWER         Nil
                         -------------------------------------------------------
With                     8.   SHARED DISPOSITIVE POWER       63,198
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          63,198
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                      [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          Less than 1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                          Forms
--------------------------------------------------------------------------------
----------------------                                     ---------------------
CUSIP No. 577776107                    13G                   Page 4 of 11 Pages
----------------------                                     ---------------------

1.   NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Technogen Managers, L.L.C.
     77-0466322
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)[_]
                                                                  (b)[X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
Number of Shares        5.  SOLE VOTING POWER                   Nil
                        --------------------------------------------------------
Beneficially Owned By   6.  SHARED VOTING POWER                 3,211,574
                        --------------------------------------------------------
Each Reporting Person   7.  SOLE DISPOSITIVE POWER              Nil
                        --------------------------------------------------------
With                    8.  SHARED DISPOSITIVE POWER            3,211,574
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,211,574
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                      [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                          Forms
--------------------------------------------------------------------------------
----------------------                                     ---------------------
CUSIP No. 577776107                    13G                   Page 5 of 11 Pages
----------------------                                     ---------------------

1.   NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Isaac Stein
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
Number of Shares        5.  SOLE VOTING POWER                   617,334
                        --------------------------------------------------------
Beneficially Owned By   6.  SHARED VOTING POWER                 3,274,772
                        --------------------------------------------------------
Each Reporting Person   7.  SOLE DISPOSITIVE POWER              617,334
                        --------------------------------------------------------
With                    8.  SHARED DISPOSITIVE POWER            3,274,772
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,892,106
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                      [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          12.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                                                Forms
------------------------------------------------------------------------------------------------------------------------------------
--------------------------------                                                                    --------------------------------
 CUSIP No. 577776107                                         13G                                          Page 6 of 11 Pages
--------------------------------                                                                    --------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
 1.           NAME OF REPORTING PERSONS
              IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Gordon Ringold
------------------------------------------------------------------------------------------------------------------------------------
 2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a) [ ]
                                                                                                           (b) [x]
------------------------------------------------------------------------------------------------------------------------------------
 3.           SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4.           CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
------------------------------------------------------------------------------------------------------------------------------------

 Number of Shares              5.  SOLE VOTING POWER                                              546,667
 Beneficially Owned By       ------------------------------------------------------------------------------------------------------
 Each Reporting Person         6.  SHARED VOTING POWER                                          3,274,772
 With                        ------------------------------------------------------------------------------------------------------
                               7.  SOLE DISPOSITIVE POWER                                         546,667
                             -------------------------------------------------------------------------------------------------------
                               8.  SHARED DISPOSITIVE POWER                                     3,274,772
                             -------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
 9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,821,439
------------------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [_]
-------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  12.4%
-------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                                 Forms
-------------------------------------------------------------------------------
                                                           --------------------
                                              13G          Page 7 of 11 Pages
                                                           --------------------


Item 1(a).  Name of Issuer

            Maxygen, Inc.

Item 1(b).  Address of Issuers' Principal Executive Offices

            515 Galveston Drive
            Redwood City, California 94063

Item 2(a).  Name of Persons Filing

            I.   Technogen Associates, L.P.
            II.  Technogen Enterprises, L.L.C.
            III. Technogen Managers, L.L.C.
            IV.  Isaac Stein
            V.   Gordon Ringold

Item 2(b).  Address of Principal Business Office

            525 University Avenue, Suite 700
            Palo Alto, California 94301

Item 2(c).  Citizenship

            I, II and III California

            IV and V      United States

Item 2(d).  Title of Class of Securities

            Common Stock, par value $0.0001

Item 2(e).  CUSIP Number

            577776107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

            N.A.

If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Schedule 13G                                 Forms
-------------------------------------------------------------------------------
                                                             ------------------
                                              13G            Page 8 of 11 Pages
                                                             ------------------

Item 4.  Ownership

     The following information is reported as of December 31, 1999.

     The Reporting Persons disclaim membership in a group.

     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                                                                           Power to Vote           Power to Dispose
                                                                        -------------------     ---------------------
                                     No of Securities
          Person                    Beneficially Owned      % of Class        Sole        Shared      Sole         Shared
---------------------------------   ------------------    ---------------    -------    ---------    -------     ---------
Technogen Associates, L.P.                3,211,574                10.4%           0    3,211,574          0     3,211,574
Technogen Enterprises, L.L.C.                63,198         less than 1%           0       63,198          0        63,198
Technogen Managers, L.L.C. (1)            3,211,574                10.4%           0    3,211,574          0     3,211,574
Isaac Stein (2)                           3,892,106                12.6%     617,334    3,274,772    617,334     3,274,772
Gordon Ringold (3)                        3,821,439                12.4%     546,667    3,274,772    546,667     3,274,772
Total                                     4,438,773                14.4%   1,164,001    3,274,772  1,164,001     3,274,772

----------------------------------------

(1) Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P.

(2) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and has shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by the limited liability companies. Mr. Stein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 525,667 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee and 41,667 shares held by Stein Partners, of which Mr. Stein is a general partner.

(3) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and has shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by the limited liability companies. Dr. Ringold disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 20,000 shares held by the Gregory Zarucki Ringold 1998 Trust, 20,000 shares held by the Alexander Ringold 1998 Trust and 20,000 shares held by the Melanie Gault-Ringold 1998 Trust.

Schedule 13G                                 Forms
-------------------------------------------------------------------------------
                                                             ------------------
                                              13G            Page 9 of 11 Pages
                                                             ------------------

Item 5.  Ownership of Five Percent or Less of a Class

         N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         I, II and III   N.A.
         IV              Beneficiaries of the Stein 1995 Revocable Trust have
                         the right to receive the proceeds from the sale of 525,667 shares held by such trust, in accordance with the trust documents.
         V               Beneficiaries of each of the Gregory Zarucki Ringold
                         1998 Trust, Alexander Zarucki Ringold 1998 Trust and
                         Melanie Gault-Ringold 1998 Trust have the right to receive the proceeds from the sale of 20,000 shares held by such trust, in accordance with the trust documents.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         N.A.

Item 8.  Identification and Classification of Members of the Group

         N.A.

Item 9.  Notice of Dissolution of Group

         N.A.

Item 10. Certification

         N.A.

Material to be Filed as Exhibits

         A. Agreement of Joint Filing

Schedule 13G                                 Forms
-------------------------------------------------------------------------------
                                                            -------------------
                                              13G           Page 10 of 11 Pages
                                                            -------------------

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000                               TECHNOGEN ASSOCIATES, L.P.

                                                By: TECHNOGEN MANAGERS, L.L.C.,
                                                    its general partner


                                                By: /s/ Isaac Stein
                                                    ---------------------------
                                                    Isaac Stein
                                                    Member


                                                TECHNOGEN ENTERPRISES, L.L.C.


                                                By: /s/ Isaac Stein
                                                    ---------------------------
                                                    Isaac Stein
                                                    Member


                                                TECHNOGEN MANAGERS, L.L.C.


                                                By: /s/ Isaac Stein
                                                    ---------------------------
                                                    Isaac Stein
                                                    Member


                                                /s/ Isaac Stein
                                                -------------------------------
                                                Isaac Stein


                                                /s/ Gordon Ringold
                                                -------------------------------
                                                Gordon Ringold

Schedule 13G                                 Forms
-------------------------------------------------------------------------------
                                                           --------------------
                                              13G          Page 11 of 11 Pages
                                                           --------------------


                                   EXHIBIT A



                           Agreement of Joint Filing


The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Maxygen, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

February 14, 2000                    TECHNOGEN ASSOCIATES, L.P.

                                     By:   TECHNOGEN MANAGERS, L.L.C.,
                                           its general partner


                                     By:  /s/ Isaac Stein
                                          ----------------
                                          Isaac Stein
                                          Member


                                     TECHNOGEN ENTERPRISES, LLC


                                     By: /s/ Isaac Stein
                                     ----------------
                                     Isaac Stein
                                     Member


                                     TECHNOGEN MANAGERS, L.L.C.


                                     By:  /s/ Isaac Stein
                                     ----------------
                                     Isaac Stein
                                     Member


                                     /s/ Isaac Stein
                                     ---------------
                                     Isaac Stein


                                     /s/ Gordon Ringold
                                     ------------------
                                     Gordon Ringold